

December 30, 2014

Via E-mail
Leonard K. Armenta, Jr.
Chief Executive Officer
AI Document Services, Inc.
355 Brogdon Road, Suite 206
Suwanee, Georgia 30024

> RE: **AI Document Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed May 16, 2014**
> **File No. 333-143602**

Dear Mr. Armenta:

We have reviewed your response letter dated November 24, 2014, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 16

1. We note your response to comment 3 from our letter dated October 31, 2014. Given that management concluded that Internal Control over Financial Reporting was not effective due to your lack of financial resources to takes the steps required for a complete and accurate filing of your annual report on Form 10-K including audited financial statements, it is still not clear to us how your principal executive officer was able to conclude that your disclosure controls and procedures were effective as of December 31, 2013. Please clarify.

2. We note your response to comment 4 from our letter dated October 31, 2014 indicates that you began making changes to your internal control in November 2013, which affirms your disclosure that the signing of the acquisition agreement with Creative Edge Nutrition, Inc and the change in management, both of which occurred in November 2013, represent steps to cure deficiencies in your internal control over financial reporting. However, your disclosure still indicates that there were no significant changes in your

internal control over financial reporting during the last quarterly period covered by this report, or in any of the subsequent 10-Q filings. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Accountant